SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-9358
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended:

|X|   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:  September 30 2007
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Impart Media Group, Inc. 1300 North Northlake Way Seattle, Washington 98103

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to file our Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the complexities associated with our change in fiscal year from December 31 to September 30. Additionally, we lacked a sufficient number of financial reporting personnel necessary to timely complete our financial statements. As a result, we were delayed in completing our financial statements and our independent auditors were delayed in commencing their audit of our financial statements which, consequently, required the filing of this Form 12b-25 to obtain an extension of the filing date.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

David Otto	(206)	262-9545

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We anticipate a significant change in our results of operations for the nine months ended September 30, 2007 as compared to the year ended December 31, 2006 primarily due to the change in our fiscal reporting date from December 31 to September 30. In addition, the rate of sales was higher in 2007. Expenses were also lower in most categories. The following discussion sets forth our reasonable estimate of our results for our fiscal year ended September 30, 2007.

      Total revenues increased from approximately $4.3 million to $5.6 million for the nine months ended September 30, 2006 and September 30, 2007, respectively, an increase of approximately $1.3 million, or 31%. This was primarily due to due to strong media sales compared with 2006. Total general and administrative costs decreased from approximately $9.7 million to $8.1 million for the nine months ended September 30, 2006 and September 30, 2007, respectively, a decrease of approximately $1.6 million, or 16%. The decrease in these expenses was primarily due to the high level of professional and consulting expenditures in 2006 in connection with various fundings and the expenditures associated with becoming a publicly traded company. The nine months ended September 30, 2006 also included a non-recurring write-down of a significant intangible asset. As a result, we expect to incur a net loss of approximately $5.7 million for the nine months and fiscal year ended September 30, 2007 as compared to a net loss of approximately $8.3 million for the nine months ended September 30, 2006.

Impart Media Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2007	By:	/s/ Stephen M. Wilson Stephen M. Wilson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).